FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 4, 2004	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐      Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐      No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: August 4, 2004

Form 6-K Exhibit Index

Exhibit No.
1.	News Release dated August 4, 2004 referred to as:
“EnCana completes US$1 billion debt offering”

EnCana completes US$1 billion debt offering

CALGARY, Alberta (August 4, 2004) — EnCana Corporation (TSX, NYSE: ECA) has completed a public offering in the United States of US$250 million of 4.60% Notes due August 15, 2009 and US$750 million of 6.50% Notes due August 15, 2034. The net proceeds of the offering will be used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.

These debt securities are rated A– by Standard & Poor’s Ratings Services (S&P), Baa2 by Moody’s Investors Service and A(low) by Dominion Bond Rating Service (DBRS). The rating by S&P is under a “CreditWatch with negative implications” and the rating by DBRS is with a negative trend.

The offering was made in the United States under EnCana’s previously filed shelf registration statement for offers and sales of up to US$2 billion of debt securities. ABN AMRO Incorporated and Lehman Brothers acted as joint book-running managers for the offering.

EnCana Corporation
With an enterprise value of about US$30 billion, EnCana is one of the world’s leading independent oil and gas companies and is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:
EnCana Corporate Development
Susan Grey
Analyst, Investor Relations
(403) 645-4751

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